Exhibit 21.1

Bitcoin Depot Inc.

List of subsidiaries

Bitcoin Depot Inc. has the following subsidiaries as of December 31, 2025:

Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned by Immediate Parent
BT Holdco LLC	Delaware	100%
BCD Merger Sub LLC.	Delaware	100%
Bitcoin Depot Operating LLC	Delaware	100%
Intuitive Software, LLC	Canada	100%
Digital Gold Ventures, Inc.	Canada	100%
Kiosk Holdco LLC	Delaware	100%
BitAccess, Inc.	Canada	80%
Mintz Assets, Inc.	Georgia	100%
BTM Solutions India Private Limited	India	100%
Express Vending, Inc.	Canada	100%
Brazil BTM Limitada	Brazil	100%
Bitcoin Depot S. de R.L. de C.V.	Mexico	100%
UK BTM Limited	United Kingdom	100%
Aus BTM Pty Ltd	Australia	100%
HK BTM Limited	Hong Kong	100%